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                                                                    EXHIBIT 99.1


                                  RISK FACTORS

     You should consider the following risks carefully in evaluating us and our business before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. If that happens, the trading price of our common shares could decline, and you may lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

WE DEPEND ON GOVERNMENT CONTRACTS FOR MOST OF OUR REVENUES.

     We are a supplier, either directly or as a subcontractor, to the U.S. government and its agencies, principally the U.S. Air Force. 98% of revenues for 2003 and all of our revenues for 2002 were derived from government contract sales. One of our contracts, for the T-38 "Talon", accounted for 29.6% of our revenue for 2003. We depend on these government contracts for most of our business. If we are suspended or debarred from contracting with the U.S. government, if our reputation or relationship with individual federal agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be materially adversely affected.

WE FACE RISKS RELATING TO GOVERNMENT CONTRACTS.

     There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results. All contracts with the U.S. government contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

     o   terminate contracts for convenience in whole or in part at any time;

     o reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

     o cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

     o adjust contract costs and fees on the basis of audits completed by its agencies;

     o   claim rights in products and systems produced by us;

     o   suspend or debar us from doing business with U.S. government; and

     o   control or prohibit the export of our products.

     If the U.S. government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.


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WE HAVE RISKS ASSOCIATED WITH COMPETING IN THE BIDDING PROCESS FOR U.S.
GOVERNMENT CONTRACTS.

     We obtain many of our U.S. government contracts through a competitive bidding process. In the bid process, we face the following risks:

     o We must bid on programs in advance of their completion, which may result in unforeseen technological difficulties or cost overruns;

     o We must devote substantial time and effort to prepare bids and proposals for competitively awarded contracts that may not be awarded to us; and

     o Awarded contracts may not generate sales sufficient to result in profitability.

WE ARE SUBJECT TO STRICT GOVERNMENTAL REGULATIONS RELATING TO THE ENVIRONMENT, WHICH COULD RESULT IN FINES AND REMEDIATION EXPENSE IN THE EVENT OF NON-COMPLIANCE.

     We are required to comply with extensive and frequently changing environmental regulations at the federal, state and local levels. Among other things, these regulatory bodies impose restrictions to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous substances into the environment. This extensive regulatory framework imposes significant compliance burdens and risks on us. In addition, these regulations may impose liability for the cost of removal or remediation of certain hazardous substances released on or in our facilities without regard to whether we knew of, or caused, the release of such substances. Furthermore, we are required to provide a place of employment that is free from recognized and preventable hazards that are likely to cause serious physical harm to employees, provide notice to employees regarding the presence of hazardous chemicals and to train employees in the use of such substances. Our operations require the use of a limited amount of chemicals and other materials for painting and cleaning that are classified under applicable laws as hazardous chemicals and substances. If we are found not to be in compliance with any of these rules, regulations or permits, we may be subject to fines, remediation expenses and the obligation to change our business practice, any of which could result in substantial costs that would adversely impact our business operations and financial condition.

WE MAY BE SUBJECT TO FINES AND DISQUALIFICATION FOR NON-COMPLIANCE WITH FEDERAL AVIATION ADMINISTRATION REGULATIONS.

     We are subject to regulation by the Federal Aviation Administration under the provisions of the Federal Aviation Act of 1958, as amended. The FAA prescribes standards and licensing requirements for aircraft and aircraft components. We are subject to inspections by the FAA and may be subjected to fines and other penalties (including orders to cease production) for noncompliance with FAA regulations. Our failure to comply with applicable regulations could result in the termination of or our disqualification from some of our contracts, which could have a material adverse effect on our operations.

WE UTILIZE THE PERCENTAGE OF COMPLETION METHOD OF ACCOUNTING WHICH INVOLVES CONSIDERABLE USE OF ESTIMATES IN DETERMINING REVENUES, COSTS AND PROFITS AND IN ASSIGNING AMOUNTS TO ACCOUNTING PERIODS.

     We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and an assigning the amounts to

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accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting, however we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

IF THE CONTRACTS ASSOCIATED WITH OUR BACKLOG WERE TERMINATED, OUR FINANCIAL CONDITION WOULD BE ADVERSELY AFFECTED.

     The maximum contract value specified under each government contract that we enter into is not necessarily indicative of the revenues that we will realize under that contract. Because we may not receive the full amount we expect under a contract, we may not accurately estimate our backlog because the actual accrual of revenues on programs included in backlog may never occur or may change. Cancellations of pending contracts or terminations or reductions of contracts in progress could have a material adverse effect on our business, prospects, financial condition or results of operations. As of December 31, 2003, our backlog was $76,641,831, of which 45% was funded and 55% was unfunded.

WE MAY BE UNABLE TO RETAIN PERSONNEL WHO ARE KEY TO OUR OPERATIONS.

     Our success, among other things, is dependent on our ability to attract and retain highly qualified senior officers and engineers. Competition for key personnel is intense. Our ability to attract and retain senior officers and experienced, top rate engineers is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The inability to hire and retain these persons may adversely affect our production operations and other aspects of our business.



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